VEDDER PRICE P.C 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312.609.7500 FAX: 312.609.5005

COREY L. ZARSE
312-609-7785	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
czarse@vedderprice.com

December 12, 2008
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. H. Hallock Mr. J. Long
Re:	Asset Management Fund (the “Registrant”); File Nos. 811-03541; 333-155636
To The Commission:
     On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-155636) relating to the issuance of shares in connection with the proposed reorganization of John Hancock Large Cap Select Fund (“Acquired Fund”), a series of John Hancock Capital Series (File No. 811-01677), into AMF Large Cap Equity Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”).
     With respect to the Registrant’s initial Registration Statement filed on November 24, 2008 the Securities and Exchange Commission (“SEC”) staff provided comments by phone to the undersigned on December 4, 2008 and December 9, 2008. Set forth below are the comments and the Registrant’s responses.
1)	Comment: Please clarify the capitalization table on page 17 of the prospectus/proxy statement.

Response: The capitalization table was revised to provide two tables. One table describing the four classes of shares of the Acquired Fund being reorganized into Class AMF shares of the Acquiring Fund and another table describing the class of shares of the Acquired Fund being reorganized into Class H shares of the Acquiring Fund.

2)	Comment: Please disclose in the footnotes to the expense table the estimated reorganization expenses for each of the Acquiring Fund and Acquired Fund, and indicate who is bearing the costs (i.e., fund or adviser).

Securities and Exchange Commission
December 12, 2008

Response: A footnote has been revised to indicate the estimated reorganization expenses of the Acquiring Fund and the Acquired Fund, and who is responsible for such expenses.

3)	Comment: Please add the reorganization expenses paid by the Acquiring Fund or Acquired Fund to the capitalization table as a pro forma adjustment.

Response: The requested disclosure has been added.

4)	Comment: Please add the reorganization expenses paid by the Acquiring Fund or Acquired Fund to the Pro Forma Combined Statement of Assets and Liabilities as a pro forma adjustment.

Response: The requested disclosure has been added.

5)	Comment: Please add disclosure regarding capital loss limitation for a Section 368 transaction unless there are no capital loss carry forwards.

Response: The requested disclosure has been added.
     Concurrently herewith, the Registrant has filed by letter a request for acceleration of effectiveness as of December 16, 2008.
     Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7785 if you have questions or comments regarding the filing.

Very truly yours,

Corey L. Zarse
CLZ/kc